UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number 001-40772

Cellebrite DI Ltd.

(Exact name of registrant as specified in its charter)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Registrant” or “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on July 19, 2022, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	A Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-260878).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

June 13, 2022	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on July 19, 2022.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on July 19, 2022.

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